SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ashford Hospitality Prime, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

044102101

(CUSIP Number)

Thomas R. Stephens

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop, Suite 800

Denver, Colorado 80202

(303) 592-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 044102101

1.	Names of Reporting Persons. Sessa Capital (Master), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,060,207
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,060,207
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,060,207
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons. Sessa Capital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,060,207
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,060,207
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,060,207
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 044102101

1.	Names of Reporting Persons. Sessa Capital IM, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,060,207
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,060,207
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,060,207
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 044102101

1.	Names of Reporting Persons. Sessa Capital IM GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,060,207
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,060,207
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,060,207
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 044102101

1.	Names of Reporting Persons. John Petry
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,060,207
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,060,207
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,060,207
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Identity and Background

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”) of Ashford Hospitality Prime, Inc., a Maryland corporation (“AHP”). The address of AHP’s principal executive office is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Item 2. Identity and Background

This statement is filed by (i) Sessa Capital (Master), L.P. (“Sessa Capital”), a Cayman Islands exempted limited partnership, as a result of its direct ownership of Shares, (ii) Sessa Capital GP, LLC, a Delaware limited liability company (“Sessa Capital GP”), as a result of being the sole general partner of Sessa Capital, (iii) Sessa Capital IM, L.P. (“Sessa IM”), a Delaware limited partnership, as a result of being the investment adviser for Sessa Capital, (iv) Sessa Capital IM GP, LLC, a Delaware limited liability company (“Sessa IM GP”), as a result of being the sole general partner of Sessa IM, and (v) John Petry, as a result of being the manager of Sessa Capital GP and Sessa IM GP. Sessa Capital, Sessa Capital GP, Sessa IM, Sessa IM GP and Mr. Petry are collectively referred to as the “Reporting Persons.”

Sessa Capital is an investment partnership. Sessa Capital GP is primarily engaged in management of Sessa Capital. Sessa IM is a registered investment adviser and Sessa Capital’s investment adviser. Sessa IM GP is primarily engaged in the management of Sessa IM. Mr. Petry’s principal occupation is serving as the manager of Sessa Capital GP and Sessa IM GP. Mr. Petry is a citizen of the United States. The address of each of the Reporting Persons is 1350 Avenue of the Americas, Suite 3110, New York, New York, 10019.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), and none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Sessa Capital invested a total of approximately $29.3 million to purchase 2,060,207 Shares. Such funds were drawn from Sessa Capital’s capital available for investment. Sessa Capital may effect purchases of Shares through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

Item 4. Purpose of Transaction

Sessa Capital acquired the Shares it holds in order to acquire an equity interest in AHP in the belief that the Shares are undervalued. Sessa Capital intends to review its investment in AHP on a continuing basis and, depending upon the price of and other market conditions relating to the Shares, developments affecting AHP, AHP’s business and prospects, Sessa Capital’s investment objectives and the other investment opportunities available to Sessa Capital, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in AHP, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or AHP (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of its Securities in the open market or otherwise; and (iii) engaging in hedging or similar transactions with respect to the Securities.

On June 10, 2015, Mr. Petry and another Sessa IM representative met with members of AHP management following an investor conference. The parties discussed AHP’s operations and hotel holdings, AHP’s cost of capital and the fact that AHP’s stock was trading at a significant discount to its net asset value. On July 14, 2015, Mr. Petry and another Sessa IM representative met with AHP’s Chairman and Chief Executive Officer, Monty J. Bennett. During the July meeting, the parties discussed AHP and related entities, AHP’s recent hotel acquisition and equity issuance, recent amendments to the agreement between AHP and its external advisor, and AHP’s current discount to net asset value.

On August 28, 2015, AHP announced that AHP would explore a full range of strategic alternatives, including a possible sale of AHP.

On September 1, 2015, Mr. Petry sent a letter to AHP’s board of directors, expressing concerns over recent transactions approved by the AHP board of directors and requesting that, in light of the strategic alternatives process announced by AHP, that AHP clarify the amount of fees to be paid to AHP’s adviser, Ashford, Inc. in the event of a sale of AHP and, in particular, to establish a reasonable, upfront, set termination fee appropriate for the equity size of AHP and consistent with other externally-managed REITs. Mr. Petry expressed concern that the current advisory agreement with Ashford, Inc., amended as recently as June 10, creates a fee that is impossible to calculate, highly variable, and potentially disproportionate, making a fair strategic process impossible. Such letter is attached as Exhibit 1 and incorporated by reference in this Item 4 in its entirety.

In light of the past transactions approved by the AHP board of directors, the Reporting Persons intend to monitor the strategic alternatives project announced by AHP and continue to communicate with AHP’s board of directors to express concerns of the Reporting Persons with respect to the conduct and fairness of the project.

The foregoing is subject to change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

Except as otherwise described above in this Item 4, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each of the Reporting Persons reserves the right to formulate such plans or proposals in the future.

Item 5. Interest in Securities of AHP

(a) As of the date of this statement, Sessa Capital directly owns 2,060,207 Shares, representing approximately 7.2% of the 28,471,214 outstanding Shares as of August 6, 2015, as reported in AHP’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2015. Sessa Capital GP, Sessa IM, Sessa IM GP and Mr. Petry, by virtue of the relationships set forth under Item 2 of this statement, may be deemed to indirectly beneficially own the Shares directly owned by Sessa Capital.

(b) The Reporting Persons have sole voting power and sole investment power with respect to the Shares owned by Sessa Capital.

(c) During the past 60 days, none of the Reporting Persons have effected any transactions in the Shares, except as set forth on Schedule A.

(d) No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by Sessa Capital.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of AHP.

Except as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and between such persons any other person with respect to any securities of AHP, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 1	Letter dated September 1, 2015 from John Petry to the board of directors of AHP.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2015

/s/ John Petry
John Petry, individually, as manager of Sessa Capital GP, LLC, the general partner of Sessa Capital (Master), L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P

Schedule A

Purchases and sales of Shares effected by Sessa Capital since June 26, 2015

(all purchases and sales effected on the New York Stock Exchange)

TRADE DATE	QUANTITY	PRICE
07/22/2015*	4,500	$16.07
08/07/2015	40,067	$12.83
08/07/2015	16,609	$12.85
08/12/2015	124,756	$12.63
08/13/2015	10,000	$12.59
08/13/2015	50,000	$12.60
08/17/2015	35,200	$12.50
08/18/2015	14,000	$12.53
08/19/2015	20,100	$12.78
08/19/2015	25,000	$12.74
08/20/2015	25,000	$12.63
08/21/2015	15,200	$12.34
08/21/2015	36,500	$12.38
08/25/2015	83,705	$11.54
08/25/2015	25,000	$11.59
08/25/2015	23,362	$11.51
08/26/2015	36,234	$11.74
08/26/2015	62,051	$11.64
08/27/2015	5,901	$12.17
08/27/2015	109,567	$12.28
08/28/2015	125,072	$14.02
08/28/2015	71,700	$13.83
08/31/2015	100,918	$13.80

*	Sale transaction